Jones Lang LaSalle

Real value in a changing world

Investor Presentation



November 2008

Our Vision – Global and Diversified Growth

The chosen real estate expert and strategic adviser to the leading occupiers and investors around the world

Jones Lang LaSalle's Leading Market Position:

Diversity In Uncertain Environment

- Current Capital Markets slow-down offset by:
  - -The Staubach Company merger
  - -Corporate outsourcing
  - -Increasing market share
  - -Investment management business

Brand of Choice:

ENERGY STAR AWARD 2007 PARTNER OF THE YEAR

THE SUNDAY TIMES 100 BEST COMPANIES TO WORK FOR 2007

2008 Forbes THE PLATINUM LIST

BEST EMPLOYERS IN ASIA 2007 HONG KONG

2008 ETHICS INSIDE CERTIFIED ETHISPHERE

100 BEST CORPORATE CITIZENS 2007

G1  **Local and Regional Service Operations**
Execution

G2  **Global Corporate Solutions**
Counter Cyclical

G3  **Global Capital Markets**
Global Diversity

G4  **LaSalle Investment Management**
Annuity

G5  **World Standard Business Operations**
Operating Leverage

JONES LANG LASALLE

Forward looking statements

Statements in this presentation regarding, among other things, future financial results and performance, achievements, plans and objectives, dividend payments and share repurchases may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance, achievements, plans and objectives of Jones Lang LaSalle to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures about Market Risk," and elsewhere in Jones Lang LaSalle's Annual Report on Form 10-K for the year ended December 31, 2007 and in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and in other reports filed with the Securities and Exchange Commission. There can be no assurance that future dividends will be declared since the actual declaration of future dividends, and the establishment of record and payment dates, remains subject to final determination by the Company's Board of Directors. Statements speak only as of the date of this presentation. Jones Lang LaSalle expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in Jones Lang LaSalle's expectations or results, or any change in events.

Global Diversified Revenue

Total 2007 Revenue = $2.7 billion[1]


LaSalle Investment Management
14%(1)
Americas
29%
EMEA
34%
Asia Pacific
23%

Operating Income Margin	2005	2006	2007
LaSalle Investment Mgmt[1]	24.9%	32.4%	30.2%
Americas	11.6%	10.5%	10.5%
EMEA	5.0%	6.5%	9.9%
Asia Pacific	7.3%	5.5%	11.7%[2]

Pro Forma 2007 Revenue (including Staubach) = $3.0 billion[1]


LaSalle Investment Management
12%(1)
Americas
37%
EMEA
31%
Asia Pacific
20%

[1] Equity earnings are an integral part of this business and are therefore included in the Geographic Spread and Operating Income Margin. Equity earnings are not included in the Total Revenue

[2] Includes a significant advisory fee from one large portfolio sale

JONES LANG LASALLE

Diversified Revenue by Service

Business unit spread

Total 2007 Revenue = $2.7 billion


Money Management
14%
Capital Markets
22%
Occupier Services
28%
Facility Mgmt.
5%
Project and Development Services
15%
Tenant Representation
8%
Agency Leasing
13%
Property Management
9%
Valuations and Consulting (1)
14%
Investor Services
36%

Pro Forma 2007 Revenue (including Staubach) = $3.0 billion


4%
12%
15%
21%
16%
12%
12%
8%

(1) Includes a significant advisory fee from one large portfolio sale

Strategic Investments and Acquisitions Expand Footprint

Strengthen Market Position and Diversify Globally

Jones Lang LaSalle's Investment and Acquisition Strategy:

New geographies provide immediate scale	Strengthen presence and capture market share	New service lines enhance product offerings
• Dubai – RSP Group	• U.S. – The Staubach Company	• Retail – Kemper's Group
• Finland – new Helsinki office	• India – Trammell Crow Meghraj	• PDS – KHK Group
• Turkey – new Istanbul office	• Netherlands – Troostwijk Makelaars	• Sustainability Solutions – Upstream
	• Australia – NSC Corporate	

Completed 13 acquisitions during 2007

Completed 15 acquisitions YTD 2008

Integrated Sustainability Services and Best Practices

Reduce clients' carbon footprint

Sustainability Strategy

- Commercial buildings are major producers of greenhouse gas
- Energy & Environmental Services that create competitive advantage

Benefits to Clients

- Recurring, meaningful cost savings
- Assist clients in achieving sustainability pledges

Service Line Collaboration

- Energy management, occupancy planning

Jones Lang LaSalle Global Sustainability Commitment:

- *Lead the transformation of the property industry by reducing the environmental impact of commercial real estate*
- *Increase our investment in energy and sustainability expertise*
- *Reduce our carbon footprint through our ACT: A Cleaner Tomorrow initiative, which focuses on energy conservation, water conservation, emissions reduction, solid waste reduction, recycling and recycled materials use*

ENERGY STAR AWARD 2007
PARTNER OF THE YEAR

UK GREEN BUILDING COUNCIL
Founding Member

ALLIANCE TO SAVE ENERGY
Creating an Energy-Efficient World

G1 Local and Regional Services

Global clock reflecting real estate fundamentals


Atlanta, Beijing, Chicago, Los Angeles Madrid, Paris, Sao Paulo
Amsterdam, Boston, Denver, San Francisco, Singapore
Dublin, Hong Kong
Stockholm
Brussels, London, New York, Shanghai, Washington DC
Moscow, Toronto
Sydney
Frankfurt, Rome
Detroit, Tokyo
Edinburgh, Milan Mumbai
Rental growth slowing
Rents falling
Berlin, Mexico City
Seoul
Rental growth accelerating
Rents bottoming out
Dallas, Philadelphia
Asia-Pacific
EMEA
Americas

Source: Jones Lang LaSalle; LaSalle Investment Management
As of Q3 2008

G2 Global Corporate Solutions

A global leader in real estate outsourcing services

Contributing to growth and profitability:

- Expanding new and existing corporate relationships
  - 32 new contractual relationships through September 2008
  - 34 expanded relationships with existing clients
  - 100% renewal rate with all major clients in 2008
- Leveraging our investment in global platform
  - Counter-cyclical, annuity business
  - Continued strength in U.S. market, 30% year on year revenue growth through September
  - Emerging growth trend in EMEA-based corporate outsourcing
  - Positioned for continued growth in expanding multinational market

Key 2007 Wins: ACS, bp, The Bank of New York Mellon, UnitedHealth Group, Pfizer

The Staubach Company Overview

STAUBACH
A World of Real Estate Knowledge

Premier US Brand in Tenant Representation Services

- **Staubach is a market-leading real estate advisory firm with a presence in over 20 U.S. markets**
  - Established over 30 years ago by Roger Staubach
- **Loyal employee base with more than 1,000 employees**
  - 94% professional retention
- **Consistent revenue and profit growth**
  - Four year revenue CAGR of 15%[1]
- **Variable compensation using commission model**
- **Diverse client base**
  - Top ten clients less than 15% of Staubach's 2007 fiscal year revenue
- **Majority of revenue, c. 85%, from tenant representation**
  - Tenant Representation demonstrated resiliency in the last market downturn



Tenant Representation Service Offerings

- Strategic and advisory consulting
- Transaction management
- Lease and contract negotiation
- Research
- Lease administration
- Portfolio strategy
- Business and economic incentives

(1) Based on Staubach's historical financial results (unaudited)

Staubach Acquisition - Transaction Overview

- **Jones Lang LaSalle and The Staubach Company closed the transaction to merge operations on July 11, 2008**
  - Staubach to receive guaranteed payments of $613 million [1], plus additional earn out opportunities of up to $114 million based on performance milestones
    - $223 million consideration at close
      - $123 million paid in cash [2], $100 million paid in Jones Lang LaSalle stock
    - $390 million of deferred payments (present value $317 million)
      - 1st payment = $78m, 2nd payment = $156m, 3rd payment = $156m; payments to be made 25, 37 and 61 months following the transaction close
  - Expense synergies – expect at least $7.5 million of annual run rate
  - Expect transaction to be EPS accretive in 2009 on a U.S. GAAP basis
    - Currently projecting approximately $37 million of intangible assets; $28 million in first 12 months
    - Currently projecting approximately $25 million of integration costs
      - Approximately $10 million expensed through 2009 on the income statement with remainder capitalized
    - Significant EPS accretion expected as integration costs fully expensed and intangible amortization burns off

(1) Total Guaranteed Purchase Price is $624 million before the deduction of net closing date liabilities and $11 million to fund transition costs
(2) Cash payment at close reduced by the net closing date liabilities

Leasing Revenue Growth with Increased Market Share

Q3 2008 Leasing Revenue

($ in millions)



80%
11%
$49.0
$54.3
$97.6
2006
2007
2008
Americas



26%
55%
$32.2
$50.0
$63.0
2006
2007
2008
EMEA



11%
37%
$20.8
$28.5
$31.6
2006
2007
2008
Asia Pacific



45%
30%
$102.0
$132.8
$192.2
2006
2007
2008
Consolidated

JONES LANG LASALLE

Leasing Revenue Growth with Increased Market Share

YTD September 2008 Leasing Revenue

($ in millions)



46%
26%
$116.3
$146.6
$214.6
2006
2007
2008
Americas
25%
38%
$99.4
$137.6
$172.6
2006
2007
2008
EMEA
26%
41%
$53.3
$74.9
$94.1
2006
2007
2008
Asia Pacific



34%
33%
$269.0
$359.1
$481.2
2006
2007
2008
Consolidated

G3 Global Capital Markets

Reduced Activity in 2008 Off Record 2007 with Continued Challenging Environment

	Direct Commercial Property Transactions[1]	Cross Border
2007	**$759 billion** (+8%)	**$357 billion** (+19%)
2006	**$700 billion** (+41%)	**$299 billion** (+80%)
2005	**$495 billion** (+26%)	**$166 billion** (+41%)
2004	**$393 billion** (+11%)	**$118 billion** (+32%)
2003	**$354 billion**	**$90 billion**

2008 Market Transaction Activity Reflects Debt Market Impact



AMERICAS

- H1 2008 activity down 56% vs H1 2007
- Cross border represented 30% of volume



EUROPE

- H1 2008 activity down 38% vs H1 2007
- Cross border represented 60% of volume



ASIA PACIFIC

- H1 2008 activity flat vs H1 2007
- Cross border represented 34% of volume

[1]Excludes entity level and residential transactions
Source: JLL; Property Data (UK); KTI (Finland); Akershus Eiendom (Norway); Athens Economics (Greece); Wuest and Partners (Switzerland); Real Capital Analytics (USA)

Lower Capital Markets Revenue Reflects Challenging Market

YTD September 2008 Capital Markets and Hotels Revenue

($ in millions)



34%
(42%)
$55.2
$73.7
$42.8
2006
2007
2008
Americas
40%
(41%)
$166.3
$232.9
$137.8
2006
2007
2008
EMEA
100%
(43%)
$32.1
$64.2
$36.7
2006
2007 (1)
2008
Asia Pacific



46%
(41%)
$253.6
$370.9
$217.3
2006
2007 (1)
2008
Consolidated

(1) Excludes Asia Pacific Hotels advisory fee

JONES LANG LASALLE

G4 LaSalle Investment Management

Delivering Annuity Revenue and Incentive Fees


($ Millions)
$400
$360
$320
$280
$240
$200
$160
$120
$80
$40
$0
Incentive Fees
Equity Earnings
Advisory and Transaction Fees
Operating Income
$202.7
$147.5
$50.2
$384.3
Includes $112.5m incentive fee from a single client
$206.7
$124.4
40% growth
$370.8
$272.9
$112.0
32% growth
$261.3
$230.1
$62.2
2005
AUM = $29.8B
2006
AUM = $40.6B
2007
AUM = $49.7B
Q3 YTD 2008
AUM = $52.7B

G4 LaSalle Investment Management

A Global Business and Differentiator for Our Firm

Description	Q2 2008 Statistics	Typical Fee Structure
Separate Account Management (Firm's co-investment = $36.5MM)	• $24.9 billion of assets under management ***(5% decline over 2007)***	• Advisory fees • Transaction fees • Incentive fees • Equity earnings
Fund Management (Firm's co-investment = $135.4MM)	• $18.9 billion of assets under management ***(77% growth over 2007)***	• Advisory fees • Incentive fees • Equity earnings
Public Securities (Firm's co-investment = $0.1MM)	• $8.9 billion of assets under management ***(10% decline over 2007)***	• Advisory fees

Product	Assets Under Management	%
European Private Equity	$18.6	35.3%
North American Private Equity	$15.5	29.4%
Asia Pacific Private Equity	$9.7	18.4%
Total Private Equity	**$43.8**	**83.1%**
Total Public Securities	**$8.9**	**16.9%**
Total	**$52.7**	**100%**

Assets Under Management = $52.7 billion

12% Growth over Q2 2007

G4 LaSalle Investment Management

Funds Driving AUM Growth, Advisory Fees and Potential Incentive Fees

Vintage Year	Investment Style	Number of Funds	Region	Original Buying Power ($MM)	Percentage Funded
2001	Value-Add	1	Europe	$1,000	100%
2002	Value-Add Opportunistic	2	Americas Asia Pacific	$1,700	100%
2003	Value-Add	1	Americas	$300	100%
2004	Value-Add Opportunistic	2	Asia Pacific Europe	$1,750	100%
2005	Value-Add (3) Opportunistic (2)	5	Americas (2) Asia Pacific Europe (2)	$5,800	90%
2006	Value-Add	3	Americas Europe (2)	$4,400	30%
2007	Value-Add (2) Opportunistic (2)	4	Americas (2) Asia Pacific (2)	$17,900	10%
Total		**18**		**$32,850**	

Note: Vintage Year represents the year in which the fund made its first capital call from investors. Original Buying Power represents the capital commitment plus target leverage at inception of fund.

The Leading Real Estate Services Brand

- **Dominant Global Platform**
  - Approximately 180 offices in over 60 countries worldwide
  - Research-driven global money management business
  - Client demands for global expertise satisfied by few providers
- **Solid Financial Performance & Position**
  - Diversified revenues by region and by service line
  - Strong cash flow generator with investment-grade ratings
  - Strong global market positions benefiting from strategic investments and acquisitions
- **Perform for Short and Long Term Horizon**
  - Premier and expanding position in the corporate outsourcing space
  - Expand share in local markets
  - Leading global investment management business

JONES LANG LASALLE®

Real value in a changing world

Appendix 1

Superior Cash Flow & Capital Structure



Superior Cash Flow

$ MM	2007	Actual 2006	2005
Operating Income	**$342**	**$244**	**$132**
Plus: Depreciation and Amortization	56	49	34
Plus: Equity Earnings and Other	15	9	11
EBITDA	$413	$302	$177
Less: Interest Expense	(13)	(14)	(4)
Less: Income Taxes	(88)	(64)	(36)
Plus: Working capital & non-cash expenses	97	154	(16)
Net Cash from Operations	**$409**	**$378**	**$121**
Primary Uses of Cash			
Acquisition	134	192	5
Co-Investment	17	44	16
E-commerce Disposition	(6)	--	--
Capital Expenses	114	70	40
Net Debt Repayment	31	18	13
Net Share Repurchase (1)	90	33	38
Dividend	29	21	9
Total	**$409**	**$378**	**$121**

Explanation of EBITDA

- EBITDA represents earnings before interest expense, income taxes, depreciation and amortization
- Management believes that EBITDA is useful to investors as a measure of operating performance
- EBITDA should not be considered an alternative to (i) net income (loss) (determined in accordance with GAAP) or (ii) cash flows (determined in accordance with GAAP)

(1) Net Share Repurchase in 2007 includes $96 million of repurchases under our program plus repurchases for taxes less cash inflows from shares issued under share programs and related tax benefits.

Jones Lang LaSalle®

Acquisition Impact on Balance Sheet

Two Significant 2008 Acquisitions – Kemper's Group & Staubach

Acquisition Financing Structure

	Kemper's *May 2, 2008*	Staubach *July 11, 2008*	Total
Bank Debt	$129	$123	$252
PV of Deferred Payments	-	$317	$317
Equity	-	$100	$100
Total	**$129**	**$540**	**$669**

Debt Ratings Affirmed:

Moody's Investors Service:	Baa2 (Outlook: Stable)
Standard & Poor's:	BBB- (Outlook: Positive)

Balance Sheet Highlights

	Sept 30, 2008	*Sept 30, 2007*
Bank Debt	$543	$84
PV of Deferred Payments	$414	$47
Total	$957	$131
Book Equity	$1,095	$908

Credit Facility:

Total Bank Line Capacity:	$875 million
Maturity:	June 2012

JONES LANG LASALLE®